Filed by: National Bank of Canada

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Western Bank

Form F-80 No.: 333-281058

On February 20, 2025, National Bank of Canada (“National Bank”) first used or made available the following communication:

1.	In a press release dated February 20, 2025, National Bank announced completion of the previously announced reorganization of Canadian Western Bank’s tier 1 capital.

[Materials begin on the following page]

National Bank and Canadian Western Bank Announce Completion of CWB Tier 1 Capital Reorganization

Not for distribution to U.S. news wire services or for dissemination in the United States

Montreal and Edmonton, February 20, 2025 – National Bank of Canada (“National Bank”) (TSX: NA) and Canadian Western Bank (“CWB”) today announced the completion of the previously announced reorganization of CWB’s tier 1 capital.

In particular, on the date hereof, all of the issued and outstanding First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC)) and Series 9 (Non-Viability Contingent Capital (NVCC)) of CWB (collectively, the “CWB First Preferred Shares”) have been exchanged, on a one for one basis, for new First Preferred Shares of National Bank Series 47 (Non-Viability Contingent Capital (NVCC)) and Series 49 (Non-Viability Contingent Capital (NVCC)) (collectively, the “National Bank First Preferred Shares”), respectively, in each case having substantially the same rights, privileges, restrictions and conditions as the corresponding CWB First Preferred Shares. The Limited Recourse Capital Notes Series 1 and Series 2 (NVCC) of CWB have been redeemed in accordance with their terms.

It is expected that the National Bank First Preferred Shares will commence trading on the Toronto Stock Exchange (“TSX”) under the ticker symbols NA.PR.I. and NA.PR.K., respectively, as of opening of markets on February 20, 2025. The CWB First Preferred Shares will be delisted from the TSX.

As previously announced, following such exchanges and redemptions and certain other corporate actions, National Bank and CWB will, on March 1, 2025, amalgamate and continue as one bank under the name National Bank of Canada, with the resulting entity assuming the obligations of its predecessors, including the obligations of CWB under its outstanding NVCC Subordinated Debentures.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, or a solicitation of a proxy or consent of any securityholder of any person in any jurisdiction. Any offers or solicitations will be made in accordance with the requirements under applicable law. The circulation of this press release may be subject to a specific regulation or restrictions in some countries. Consequently, persons in possession of this press release must familiarize themselves and comply with any restrictions that may apply to them.

NOTICE TO U.S. HOLDERS OF CWB FIRST PREFERRED SHARES

National Bank has furnished a Form CB, which included CWB’s management proxy circular relating to the amendments to the CWB First Preferred Shares and related documents, with the SEC in respect of National Bank First Preferred Shares to be offered or exchanged to U.S. holders of CWB First Preferred Shares in connection with the amendments to the CWB First Preferred Shares. Investors and holders of CWB First Preferred Shares are urged to read such Form CB, circular and all other relevant documents furnished with the SEC in connection with the offer or exchange, as well as any amendments or supplements to those documents. You are able to obtain a free copy of such Form CB, circular, as well as other related documents, at the SEC’s website (www.sec.gov). The National Bank First Preferred Shares that have been issued to U.S. holders of the CWB First Preferred Shares in connection with the amendments to the CWB First Preferred Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States and will be issued in reliance on the exemption from the registration requirements of the Securities Act set forth in Rule 802 thereunder.

About National Bank

With $462 billion in assets as of October 31, 2024, National Bank is one of Canada’s six systemically important banks. National Bank has approximately 30,000 employees in knowledge-intensive positions and operates through three business segments in Canada: Personal and Commercial Banking, Wealth Management and Financial Markets. A fourth segment, U.S. Specialty Finance and International, complements the growth of its domestic operations. Its securities are listed on the Toronto Stock Exchange (TSX: NA). Follow National Bank’s activities at nbc.ca or via social media.

Forward-Looking Information

From time to time, National Bank and CWB make written and verbal forward-looking statements. Statements of this type may be included in this press release, in filings with Canadian and U.S. securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements in this press release include, but are not limited to, statements regarding the expected listing of the National Bank First Preferred Shares and the timing thereof, and the delisting of the CWB First Preferred Shares. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that National Bank’s and/or CWB’s predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that National Bank’s and/or CWB’s assumptions may not be correct, and that National Bank’s and/or CWB’s strategic goals will not be achieved.

Forward-looking statements in this press release are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s and CWB’s control and the impacts of which are difficult to predict. Additional information about certain factors and additional risk factors can be found in the “Risk Management” section of CWB’s 2024 Annual MD&A, in the “Risk Management” section of National Bank’s 2024 Annual Report, as well as in other reports and documents filed by National Bank and CWB with securities regulators or securities commissions from time to time and other documents that National Bank and CWB make public. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause CWB’s and/or National Bank’s actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this press release represent CWB’s and National Bank’s views as of the date hereof. Unless required by law, neither CWB or National Bank undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on behalf of CWB or National Bank. CWB and National Bank caution investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

INFORMATION

Marianne Ratté
Vice-President and Head, Investor Relations
National Bank
investorrelations@nbc.ca
Jean-François Cadieux
Assistant Vice President, Public Affairs
National Bank
514-394-6500
jean-francois.cadieux@nbc.ca

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